UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Responsum Inc.

Legal status of Issuer:

       Form:
       Corporation

       Jurisdiction of Incorporation/Organization:
       Delaware

       Date of Organization:
       July 8, 2014

Physical Address of Issuer:
100 M St SE #750, Washington, DC 20003

Website of Issuer:
https://responsumhealth.com

Current Number of Employees:
0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$283,182	$113,958
Cash & Cash Equivalents	$89,432	$30,789
Accounts Receivable	$193,750	$78,500
Short-term Debt	$19,525	$21
Long-term Debt	$1,168,908	$881,900
Revenues/Sales	$731,000	$839,500
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(97,872)	$110,153

Table of Contents



April 27, 2022

Responsum Inc.

Responsum Health

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Responsum Inc. ("**Responsum**", the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://responsumhealth.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of

historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Andrew Rosenberg
_____
(Signature)

Andrew Rosenberg
_____
(Name)

Founder and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew Rosenberg
_____
(Signature)

Andrew Rosenberg
_____
(Name)

Founder and CEO
_____
(Title)

April 27, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 27, 2022

Responsum Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Responsum Inc. is a developer of individualized knowledge platforms for chronic disease patient communities, incorporated in Delaware as a corporation on July 8, 2014.

The Company is located at 100 M St SE #750, Washington, DC 20003.

The Company's website is https://responsumhealth.com.

The Company conducts business in Washington, DC and sells products and services through the Internet throughout the United States.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

Developed from years of research, interviews, and collaboration with patients around the globe, Responsum's disease-specific apps are designed to improve patients' knowledge, grow their self-confidence, support their needs and concerns, and facilitate the organization and coordination of their healthcare information. These disease platforms are underwritten by healthcare stakeholders such as pharmaceutical companies and foundations.

Launched in 2019, Responsum Health now has 5 patient-partnered, commercially supported apps in the market, described below in the section entitled "The Company's Products and/or Services."

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
Most of the Company's activities and operations, including, without limitation, the development of the Company's digital applications and other products, marketing and sales activities, and interactions with contractors, customers and other counterparties, can be conducted remotely, and the impact of COVID-19 on the Company's activities and operations to date has been limited. However, with shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue may be adversely affected.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our

and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, we are dependent on Andrew Rosenberg, our Founder and CEO. The Company has or intends to enter into employment agreements with Andrew Rosenberg, however there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Andrew Rosenberg, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests

or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content

platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

The health care industry is subject to changing political, economic and regulatory influences.
For example, the Health Insurance Portability and Accountability Act of 1996 (as modified by The Health Information Technology for Economic and Clinical Health Act (HITECH) provisions of the American Recovery and Reinvestment Act of 2009) (collectively, "HIPAA") continues to have a direct impact on the health care industry by requiring national provider identifiers and standardized transactions/code sets, operating rules and necessary security and privacy measures in order to ensure the appropriate level of privacy of protected health information. These regulatory factors affect the purchasing practices and operation of health care organizations.

The Patient Protection and Affordable Care Act, which was amended by the Health Care and Education Reconciliation Act of 2010, became law in 2010. This comprehensive health care reform legislation included provisions to control health care costs, improve health care quality, and expand access to affordable health insurance. Together with ongoing statutory and budgetary policy developments at a federal level, this health care reform legislation could include changes in Medicare and Medicaid payment policies and other health care delivery administrative reforms that could potentially negatively impact our business and the business of our clients. Health care industry participants may respond by reducing their investments or postponing investment decisions, including investments in our solutions and services.

We and our customers are subject to laws and regulations regarding the security and privacy of patient information.
Federal, state, local and foreign laws regulate the confidentiality of patient records and the circumstances under which those records may be used and released. These regulations govern both the disclosure and use of confidential patient medical record information and require the users of such information to implement specified security and privacy measures. United States regulations currently in place governing electronic health data transmissions continue to evolve and are often unclear and difficult to apply.

In the United States, HIPAA regulations require national standards for some types of electronic health information transactions and the data elements used in those transactions to ensure the integrity, security and confidentiality of health information and standards to protect the privacy of individually identifiable health information. Covered entities under HIPAA, which include health care organizations such as our customers and our business model, are required to comply with the privacy standards, the transaction regulations and the security regulations. Moreover, the HITECH provisions of ARRA, and associated regulatory requirements, extend many of the HIPAA obligations, formerly imposed only upon covered entities, to business associates as well. The extension of these HIPAA obligations to business associates by law has created additional liability risks related to the privacy and security of individually identifiable health information.

BUSINESS

Description of the Business
Developed from years of research, interviews, and collaboration with patients around the globe, Responsum's disease-specific apps are designed to improve patients' knowledge, grow their self-confidence, support their needs and concerns, and facilitate the organization and coordination of their healthcare information. These disease platforms are underwritten by healthcare stakeholders such as pharmaceutical companies and foundations.

Launched in 2019, Responsum Health now has 5 patient-partnered, commercially supported apps in the market, described below in the section entitled "The Company's Products and/or Services."

Business Plan
In addition to the five existing apps described below, Responsum intends to launch the following apps through the remainder of 2021:

- Responsum targeting a disproportionately-impacted minority community (e.g., African-American multiple myeloma patients)
- Responsum for Common Chronic Disease (e.g., diabetes)
- Responsum for Rare Childhood Genetic Disorder (e.g., CDKL-5 gene deficiency disorder)

The Company's Products and/or Services

Product / Service	Description	Current Market
Responsum for Fibroids	Digital app and online platform for women with uterine fibroids.	Fibroids patients
Responsum for CKD	Digital app and online platform for people with chronic kidney disease.	Chronic Kidney Disease patients
The Glaucoma Community	Digital app and online platform for people with glaucoma.	Glaucoma patients
Responsum for PF	Digital app and online platform for people with pulmonary fibrosis.	Pulmonary Fibrosis patients
Responsum for Long COVID	Digital app and online platform for people with Long COVID.	Long COVID patients
Responsum for Menopause	Digital app and online platform for people with Menopause.	Menopause patients

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Specific examples of our competition includes Patients Like Me, Inspire, RareMark, BioNews and WebMD.

Customer Base
Pharmaceutical companies and foundations.

Supply Chain
We hire our software engineers through different third-party providers, none of which we are dependent upon. We are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property
The Company does not have any patents or trademarks.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Andrew Rosenberg	Founder and CEO	**Responsum**, Founder and full-time Chief Executive Officer 2014 – Present **Thorn Run Partners**, Co-Founder and Partner with a leading healthcare and government policy consulting firm 2010 – Present	**B.A., History & Russian Studies** – Amherst College, 1990 **J.D./Masters of Urban and Environmental Planning** – UVA, 1997
Yury Salazar Smith	Director of Operations	**Responsum**, Director of Operations, day-to-day manager of the leadership team 2018 - Present	**B.A., Modern Languages Education** – Pedagogical and Technological University of Colombia, 2015

Biographical Information

Andrew Rosenberg
Andrew is the Founder and CEO of Responsum since 2014 and is also the co-founder and a partner with Thorn Run Partners, a government relations firm, since 2010.

Yury Salazar Smith
Yury has been the Director of Operations at Responsum since 2018. A graduate of the Pedagogical and Technological University of Colombia, with a degree in Modern Languages Education, and a specialist in Software Product Management. Yury brings a rare combination of capabilities to lead a collection of experts in patient engagement, alliance building, digital marketing, social media, and technology development.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to the laws of the State of Delaware. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company does not currently have any employees but has nine part-time contractors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 3,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"). At the filing of this Form C-AR, 799,342 shares of Common Stock are issued and outstanding.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	799,342
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Voting Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Stock Options
Amount Outstanding	187,500
Voting Rights	Each option is exercisable into shares of Common Stock by option holders upon the satisfaction of certain terms and conditions. Upon exercise of their options, the holders shall have one vote for each share of Common Stock held by such stockholders.
Anti-Dilution Rights	None
Material Terms	Stock Options will be issued and granted in accordance with the Company's employee incentive plan as well as any individual award agreements,which may include vesting provisions and other terms and conditions, and which may provide that plan particpants may elect to exercise their option in whole or in part prior to the date the option is fully vested. The percentage calculated below assumes that all shares reserved for issuance have been issued and are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's Board of Directors and stockholders may authorize and issue additional Stock Options which may dilute the Security.

Type	Convertible Note
Face Value	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Convertible Note is unsecured, bears interest at a rate of 2% per annum, has a Date of Maturity of July 1, 2023, and is convertible into shares of Common Stock upon a subsequent qualified financing event, sale of the company or upon Date of Maturity with a discount of 30% and with a $10,000,000 valuation cap.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$130,063
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $4,500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

The Company has the following debt outstanding:

Type	Demand Promissory Note
Amount Outstanding	$831,512.15
Interest Rate and Amortization Schedule	2.09% non-compounding
Description of Collateral	Unsecured
Other Material Terms	Payable on demand
Maturity Date	July 1, 2023

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Benefits Received	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$80,000 grant to cover three years of membership fees to StartUp Health Academy and $100,000 in-kind for lifetime access to the StartUp Health Member Platform	49,342	Three year membership to StartUp Health Academy and lifetime access to the StartUp Health Member Platform	April 15, 2021	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$130,063	284	Product Development	March 27, 2022	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Andrew Rosenberg	750,000 shares of Common Stock	76.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit B</u>.

Operations

Responsum Inc. (the "**Company**") was incorporated on July 8, 2014 under the laws of the State of Delaware, and is headquartered in Washington, DC.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

As of March 31, 2022, the Company had an aggregate of $146,388 in cash and cash equivalents, leaving the Company with approximately 3 months of runway.

Liquidity and Capital Resources

In March 2022, the Company completed an offering pursuant to Regulation CF and raised $130,063.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

As of December 31, 2020, the Company owes one of its shareholders, Andrew Rosenberg, $831,900. This shareholder loan has interest rate of 2.09% per annum (non-compounding).

On August 11, 2017, the Company issued a convertible note of $50,000 to John B. Rosenberg, who is the father of Andrew Rosenberg, one of the shareholders of the Company.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 27, 2022

Responsum Inc.



Responsum, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash-PNC Bank	89,432.57
Total Bank Accounts	**$89,432.57**
Accounts Receivable	
Accounts Receivable (A/R)	193,750.00
Total Accounts Receivable	**$193,750.00**
Total Current Assets	**$283,182.57**
TOTAL ASSETS	**$283,182.57**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Visa-6564	19,525.52
Total Credit Cards	**$19,525.52**
Total Current Liabilities	**$19,525.52**
Long-Term Liabilities	
Friends & Family Investments	50,000.00
Stockholder Loan	1,118,908.22
Total Long-Term Liabilities	**$1,168,908.22**
Total Liabilities	**$1,188,433.74**
Equity	
Retained Earnings	(807,379.14)
Net Income	(97,872.03)
Total Equity	**$ (905,251.17)**
TOTAL LIABILITIES AND EQUITY	**$283,182.57**


Responsum, Inc.

Profit and Loss

January - December 2021


	TOTAL
Income	
Sales	731,000.00
Total Income	**$731,000.00**
GROSS PROFIT	**$731,000.00**
Expenses	
Advertising and Marketing Expenses	
Advertising & Marketing Subscriptions	131,289.19
Marketing Consulting	72,875.00
Photgraphy & Videography	1,237.00
Social Media Fees	55,724.00
Total Advertising and Marketing Expenses	**261,125.19**
Cost of Operations	
Editor Costs	73,553.24
Graphic Design Costs	1,498.91
IT Services	109,647.92
Operations Director	105,092.46
Participation Fees	12,400.00
Patient Consultant	9,500.00
Project Director	54,136.59
Sales Commissions	46,500.00
Software Services	39,846.04
Sponsorships	1,000.00
Staff Writer	46,746.00
Strategic Services	12,035.90
Website Costs	899.50
Total Cost of Operations	**512,856.56**
Fines and Penalties	(2,408.28)
General Administrative Expenses	
Bank Charges & Fees	651.51
Dues and Subscriptions	1,090.26
Interest Expense	1,723.03
Meeting Expense	1,487.47
Office Supplies & Software	1,594.00
Professional Services	
Accounting Fees	13,581.00
Consulting Fees	25,299.99
Legal Fees	6,567.20
Total Professional Services	**45,448.19**
Taxes & Licenses	4,546.71
Total General Administrative Expenses	**56,541.17**

Responsum, Inc.

Profit and Loss

January - December 2021

	TOTAL
Gifts	763.20
Total Expenses	**$828,877.84**
NET OPERATING INCOME	$ (97,877.84)
Other Income	
Interest Income	5.81
Shareholder Loan Interest Forgiveness	19,135.92
Total Other Income	**$19,141.73**
Other Expenses	
Interest Expense-Shareholder Loan	19,135.92
Total Other Expenses	**$19,135.92**
NET OTHER INCOME	**$5.81**
NET INCOME	**$ (97,872.03)**